___________________________________________

CANABO MEDICAL CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
OCTOBER 31, 2016 AND 2015

___________________________________________

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Canabo Medical Corporation

We have audited the accompanying financial statements of Canabo Medical Corporation which comprise the consolidated statements of financial position as at October 31, 2016 and 2015, and the c onsolidated statements of comprehensive loss, cash flows and changes in equity (deficiency) for the years ended October 31, 2016 and 2015 and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Canabo Medical Corporation at October 31, 2016 and 2015, and its financial performance and cash flows for the years ended October 31, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
February 27, 2017

CANABO MEDICAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	2016	2015

ASSETS	$	$
Current
Cash	2,480,884	117,737
Accounts receivable	910,017	216,836
Prepaid expenses and security deposits	120,746	62,812
Inventory	11,709	2,814
Total Current Assets	3,523,356	400,199

Equipment (note 4)	163,916	109,893
TOTAL ASSETS	3,687,272	510,092

LIABILITIES
Current
Accounts payable and accrued liabilities	718,715	295,390
Deferred revenue	469,200	192,025
Due to related parties (note 5)	291,072	233,227

TOTAL LIABILITIES	1,478,987	720,642
Equity (Deficiency)
Share capital (note 6)	5,111,479	1,326,200
Warrants (note 6)	180,831	-
Contributed surplus	52,500	145,000
Deficit	(3,136,525)	(1,681,750)

TOTAL EQUITY (DEFICIENCY)	2,208,285	(210,550)
TOTAL LIABILITIES AND EQUITY	3,687,272	510,092
Nature of Operations (note 1)
Commitments (note 10)
Subsequent Events (note 11)

Approved on behalf of the board:

“Ian Klassen”	Director	“Neil Smith”	Director

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

	2016	2015

	$	$
REVENUE
Medical consultation fees	1,268,283	513,270
Research revenue	729,775	109,850
Product sales	82,791	106,097

	2,080,849	729,217

COST OF SALES
Doctor commissions (note 5)	927,200	348,564
Cost of goods sold	34,716	72,164
	961,916	420,728

	1,118,933	308,489

EXPENSES
Consulting fees – management (note 5)	175,666	197,305
Consulting fees – other	-	157,147
Depreciation	36,167	14,604
Human resource recruiting	97,471	152,960
Administrative service fees (note 5)	300,000	240,000
Consulting fees (note 5)	97,212	78,838
Marketing	70,481	21,669
Office and administrative	274,967	75,502
Professional fees	190,290	91,357
Rent and facility (note 5)	329,642	88,315
Salaries and benefits (note 5)	927,563	249,717
Travel	74,249	34,195

	2,573,708	1,401,609

NET LOSS AND COMPREHENSIVE LOSS	(1,454,775)	(1,093,120)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.07)	(0.07)

Weighted average outstanding number of common shares	20,448,410	16,237,407

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

	2016	2015

OPERATING ACTIVITIES	$	$

Net loss for the year	(1,454,775)	(1,093,120)

Non-cash items:
Depreciation	36,167	14,604
Doctor commissions	42,550	17,500
Human resource recruiting	40,000	75,000

Changes in non-cash working capital items:	(1,336,058)	(986,016)
Accounts receivable	(693,181)	(127,310)
Prepaid expenses and security deposits	(57,934)	(46,757)
Inventory	(8,895)	11,387
Accounts payable and accrued liabilities	423,325	135,883
Due to related parties	57,845	146,662
Deferred revenue	277,175	192,025
	(1,337,723)	(674,126)

INVESTING ACTIVITIES
Purchase of equipment	(90,190)	(77,861)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of issuance costs	3,791,060	554,300

Change in cash during the year	2,363,147	(197,687)

Cash, beginning of year	117,737	315,424

Cash, end of year	2,480,884	117,737

Non-cash transactions and supplemental cash flows disclosure:

Common shares issued for services provided (note 6)	$175,050	$20,000
Interest paid in cash	-	-
Income taxes paid in cash	-	-

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIENCY)
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

	Common Shares		Warrants
	Number		Number of		Contributed
	of shares	Amount	warrants	Amount	surplus	Deficit	Total
		$		$	$	$	$
Balance, October 31, 2014	14,392,500	751,900	-	-	52,500	(588,630)	215,770

Common shares issued for cash (note 6)	2,490,000	249,000	-	-	-	-	249,000
Common shares issued for services (note 6)	200,000	20,000	-	-	-	-	20,000
Share subscriptions receivable	-	(5,000)	-	-	-	-	(5,000)
Common shares issued for cash (note 6)	1,241,200	310,300	-	-	-	-	310,300
Commitment to issue common shares (note 6)	-	-	-	-	92,500	-	92,500
Net loss for the year	-	-	-	-	-	(1,093,120)	(1,093,120)

Balance, October 31, 2015	18,323,700	1,326,200	-	-	145,000	(1,681,750)	(210,550)

Common shares issued for cash (note 6)	8,640,000	3,982,500	-	-	-	-	3,982,500
Share issue costs	-	(216,440)	-	-	-	-	(216,440)
Brokers warrants	-	(180,831)	545,000	180,831	-	-	-
Commitment to issue common shares (note 6)	370,000	92,500	-	-	(92,500)	-	-
Common shares issued for services (note 6)	213,200	82,550	-	-	-	-	82,550
Share subscriptions received	-	25,000	-	-	-	-	25,000
Net loss for the year	-	-	-	-	-	(1,454,775)	(1,454,775)

Balance, October 31, 2016	27,546,900	5,111,479	545,000	180,831	52,500	(3,136,525)	2,208,285

The accompanying notes are an integral part of these consolidated financial statements

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Canabo Medical Corporation (the “Company” or “Corporation”) was federally incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name “8824479 Canada Inc.”. The Corporation changed its name to Canabo Medical Corporation on September 17, 2014. The Corporation was extra-provincially registered in Ontario on October 29, 2014. The Corporation’s subsidiary 2412550 Ontario Inc. was incorporated on March 27, 2014 in Ontario. The subsidiary was was extra-provincially registered in Nova Scotia on October 30, 2014, Alberta on February 16, 2016, Newfoundland on February 18, 2016, Manitoba on March 22, 2016 and Saskatchewan on April 11, 2016 .

The Corporation is engaged in the business of providing of medical services and products for patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. As of October 31, 2016 the Company had opened ten clinics in Ontario, Halifax, St. John’s and Edmonton. Since the end of the fiscal year, the Company has opened two clinics in Moncton and Kingston and is currently investigating other clinic locations.

On August 8, 2016, the Corporation entered a letter of intent with Four River Ventures Ltd. (“Four River”), as amended on September 15, 2016. On September 30, 2016, the Company and Four River entered into a Securities Exchange Agreement and on October 6, 2016 entered into an Arrangement Agreement setting out a Plan of Arrangement under which the proposed transaction was completed. Under the terms of the Plan of Arrangement, Four River acquired all of the issued and outstanding common shares and common share purchase warrants of the Corporation based on a one for one share exchange ratio (the “Transaction”). In substance, the Transaction involves the Corporation shareholders obtaining control of Four River and accordingly it will be considered to be a reverse takeover transaction with the Corporation acquiring Four River.

Four River was incorporated under the Business Corporations Act of British Columbia and was seeking opportunities within the mineral exploration sector. During July, 2015, the Company’s listing was transferred from the TSX Venture Exchange (the “TSX-V”) to the NEX Board under the symbol FFC.H. As a result of the Transaction, the Company’s listing was transferred back to the TSX-V as a Tier 2 Technology or Life Sciences Issuer under the trading symbol CMM.

The Company’s head office and principal address is suite 280 – 1090 West Georgia Street, Vancouver, BC, V6E 3V7. The address of the Corporation’s principal place of business is at Suite 407, 1 Eglinton Avenue East, Toronto, Ontario, Canada and the registered office is located at Suite 1750 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

2.	BASIS OF PREPARATION AND CONTINUING OPERATIONS

Statement of Compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Approval of the Consolidated Financial Statements

The consolidated financial statements of the Corporation were reviewed approved and authorized for issuance by the Board of Directors on February 27, 2017.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION AND CONTINUING OPERATIONS (continued)

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value as explained in the accounting policies set out in Note 3. These consolidated financial statements include the assets and operations of the Corporation and its wholly owned subsidiary 2412550 Ontario Inc. since the subsidiary was acquired on October 22, 2014. All significant inter-company transactions have been eliminated on consolidation.

The functional and presentation currency of the Corporation and its subsidiary is the Canadian dollar.

The preparation of consolidated financial statements in compliance with IFRS requires management to make c ertain c ritical accounting estimates. It also requires management to exercise judgment in applying the Corporation’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and Cash Equivalents

Cash in the statements of financial position is comprised of cash in banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

b)	Equipment

Items of equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment, and are recognized in net profit (loss). Equipment is depreciated on a declining balance basis at the following annual rates:

Office furniture and equipment	20%
Computer equipment	30%

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted, if appropriate. Leasehold improvements are depreciated over the lease term.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following: Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;

ii.	the inputs used in accounting for share-based compensation; and

iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities

Significant accounting judgments

i.	the evaluation of the Company’s ability to continue as a going concern.

d)	Income Taxes

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Corporation reassesses unrecognized deferred tax assets. The Corporation recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

e)	Loss Per Share

Basic loss per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation applies the treasury stock method in calculating diluted loss per share. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Share Issue Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to operations.

g)	Share-based Compensation

Share-based payments (i.e. employees for legal and tax purpose, directors and c ertain consultants), determined as of the date of grant, and awarded to non-employees defined under IFRS 2, as of the date of delivery of service, is recognized as share-based compensation expense, included n the statement of comprehensive loss, over the vesting period of the stock options based on the estimated number of options expected to v est, with a c orresponding increase to contributed surplus.

h)	Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities.

Financial instruments comprise cash, certain amounts receivable, accounts payable, deferred revenue, and due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

Financial assets - The Corporation has classified its cash at FVTPL. A financial instrument is classified at FVTPL if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at FVTPL if the Corporation manages such investments and makes purchase and sale decisions based on their fair v alue in accordance with the Corporation’s documented risk management or investment strategy. Financial instruments at FVTPL are measured at fair value and changes therein are recognized in income.

Financial liabilities - The Corporation has classified its accounts payable, deferred revenue and due to related parties as other financial liabilities. Accounts payable are recognized at the amount required to be paid less, when material, a discount to reduce the payable to fair value. The Corporation derecognizes a financial liability when it its contractual obligations are discharged, cancelled or expire.

i)	Revenue Recognition

The Company generates revenue by providing medical consultation services to patients suffering from chronic pain and disabling illnesses, conducting medical research associated with the use of cannabis and selling products.

Medical consultation services

Revenues are recognized in the period in which patient services are provided and billings for such procedures are submitted to the government health agency. The Company typically receives payments from the government health agency in the following months.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Revenue Recognition (continued)

Medical research

The Company has contractual agreements with Licensed Producers (LP’s) to conduct various research studies for the use of cannabis. The Company invoices the LP’s based on the number of patients enroll in the research program. Revenue is recognized over a period of the contractual arrangement and any unamortized amount is recorded as deferred revenue as at the reporting date.

Product sale

Revenue is recognized when the customer takes possession of the product which occurs at the point of sale and collection is certain.

j)	Inventory

Inventory consists of various products related to the medical consultation services provided by the Company. Inventory is recorded at the lower of cost and net realizable value with costs being determined on an average cost basis. Obsolete inventory is written off to the consolidated statements of comprehensive loss during the period the loss is incurred. As of October 31, 2016, inventory consisted of finished goods only.

k)	New Accounting Standards Issued But Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Corporation may have been excluded from the list below. The Company is evaluating any impact the standards noted below may have on the Company’s financial statements and this assessment has not been completed.

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.

The standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 9 Financial Instruments – In November 2009, as part of the IASB project the ASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics. The standard is effective for annual periods beginning on or after January 1, 2018.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	New Accounting Standards Issued But Not Yet Effective (continued)

IFRS 16 – Leases

In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 2 – Share-based Payment

In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

4.	EQUIPMENT

	Computer	Office	Leasehold
	Equipment	Equipment	Improvements	Total
	$	$	$	$
October 31, 2014	35,006	11,630	-	46,636
Additions	30,504	47,357	-	77,861
At October 31, 2015	65,510	58,987	-	124,497
Additions	38,872	42,898	8,420	90,190
At October 31, 2016	104,382	101,885	8,420	214,687

Accumulated Depreciation:
October 31, 2014	-	-	-	-
Additions	12,080	2,524	-	14,604
At October 31, 2015	12,080	2,524	-	14,604
Additions	20,254	14,510	1,403	36,167
At October 31, 2016	32,334	17,034	1,403	50,771

Net book value:
At October 31, 2015	53,430	56,463	-	109,893
At October 31, 2016	72,048	84,851	7,017	163,916

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

5.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts owing to related parties are summarized as follows:

	2016	2015

	$	$

Amounts due to founding shareholders	60,000	60,000
Amount owing to Numus Financial Inc.	134,414	136,650
Other amounts payable to officers and directors	96,658	36,577

	291,072	233,227

The amount owing to the founding shareholders was due two business days after the completion of a listing on a recognized Exchange. Subsequent to the year ended October 31, 2016, the amounts were repaid.

As of October 31, 2016, a cash balance of $nil (October 31, 2015 - $101,132) was held in trust by Numus Financial Inc. (“Numus”). Numus and its shareholders hold a significant equity position in the Company.

The Corporation paid consulting fees and administrative fees covering administrative services, rent, accounting services, other consulting and marketing services, office and administrative expense to Numus for the years ended as follows:

	2016	2015

	$	$

Administrative service fees	300,000	240,000
Rent and facility	20,500	-
Consulting fees	60,197	78,838

	380,697	318,838

Key management includes directors, and officers of the Corporation. The Corporation incurred certain salary amounts as well as professional fees and doctor commissions to companies controlled by the officers of the Corporation for the years ended:

	2016	2015

	$	$

Consulting fees - management and salaries	251,728	193,555
Doctor commissions	135,902	175,323

	387,630	368,878

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

Authorized:

Unlimited number of common shares without par value

Issued and outstanding common stock:

	Number of
	shares	Amount

		$
Balance, October 31, 2014	14,392,500	751,900

Issued (Note 6a)	2,490,000	249,000
Issued for services (Note 6a)	200,000	20,000
Issued (Note 6b)	1,241,200	310,300
Subscription receivable	-	(5,000)

Balance, October 31, 2015	18,323,700	1,326,200

Issued (Note 6c)	1,100,000	275,000
Issued (Note 6d)	625,000	250,000
Issued (Note 6e)	6,915,000	3,457,500
Share issue costs (Note 6e)	-	(216,440)
Brokers warrants (Note 6e)	-	(180,831)
Issued for services shares (Note 6f)	370,000	92,500
Issued for services (Note 6g)	213,200	82,550
Subscription received	-	25,000

Balance, October 31, 2016	27,546,900	5,111,479

a)	On February 18, 2015, the Corporation issued 2,490,000 at a price of $0.10 per share. The Corporation also issued 200,000 common shares with a fair v alue of $20,000 for s ervices received from Numus.
b)	In September and October 2015, the Corporation issued 1,241,200 common shares at a price of $0.25 per share.
c)	In March 2016, the Corporation issued 1,100,000 common shares at a price of $0.25 per share.
d)	In April 2016, the Corporation issued 625,000 common shares at a price of $0.40 per share.
e)

On September 23, 2016, the Corporation completed private placement financings issuing 6,915,000 common shares at a price of $0.50 per share for gross proceeds of $3,457,500. In connection with this financing, the Corporation paid a finder’s fee of $190,750 and incurred other share issuance costs of $25,690. The Corporation also issued broker’s warrants to acquire 545,000 common shares at an exercise price of $0.50 for two years with a fair value of $180,831. The fair value was estimated using the Black-Scholes option pricing model applying a market price of $0.50, an exercise price of $0.50, a risk free rate of 1%, an expected volatility of 135% and an expected dividend yield of 0%. The fair value of the brokers’ warrants has also been recorded as a share issue cost.

f)

During the year ended October 31, 2015, the Company has entered agreements with certain service providers including lead physician and a physician recruitment agency. As part of these agreements, the Company made commitments to issue 370,000 common shares. During the year ended October 31, 2015, the obligation to issue these shares was recorded as contributed surplus at the prevailing price of $0.25 per share resulting in additional accrued expenses of $92,500. Upon issuance in the year ended October 31, 2016 this amount has been transferred from contributed surplus to share capital.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

g)

The Corporation issued 100,000 to the CEO of the Corporation with a fair value of $40,000 pursuant to the employment agreement and 113,200 common shares with a fair value of $42,550 at the prevailing price for services received from certain lead physicians contracts. The Company has no further obligations under its lead physician arrangements.

Share Commitments

In April 2016, the Company entered into an agreement with a Clinic Development Partner (“Partner”) and agreed to issue up to 105,000 common shares for each additional clinic to be opened within the Partner’s clinics. The issuance of these shares is subject to the Partner achieving certain patient targets over the first six months of operations.

Warrants

As at October 31, 2016, the Company had warrants outstanding enabling holders to acquire the following:

Weighted-
		Weighted-	Average
		Average	Remaining
	Options	Exercise	Contractual
	Outstanding	Price	Life (years)
$
Balance, October 31, 2015	-	-	-
Warrants issued	545,000	0.50	1.90

Outstanding and Exercisable, October 31, 2016	545,000	0.50	1.90

The warrants expire on September 23, 2018.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

7.	MANAGEMENT OF CAPITAL

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to pursue the expansion of the clinics. The Corporation does not have any externally imposed capital requirements to which it is subject. The Corporation considers its capital to be all the items included in equity.

As at October 31, 2016, the Corporation had capital resources consisting mainly of cash and amounts receivable. The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Corporation will rely on capital markets to support its continued growth and may attempt to issue common shares to raise additional financing.

8.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory United States federal and State income tax rates:

	2016	2015
Combined statutory tax rate	27%	26.5%
	$	$
Income tax recovery at combined statutory rate	(392,789)	(289,677)
Non-deductible items for tax purposes and other items	(52,323)	513
Change in tax rate	(6,021)	-
Change in tax benefits not recognized	451,133	289,164
Income tax expense (recovery)	-	-

The tax effect of deductible and taxable temporary differences that give rise to the Corporation’s deferred income tax assets and liabilities are shown below:

	2016	2015
	$	$
Non-capital loss carry forwards	737,293	324,535
Equipment	(8,376)	-
Share issuance costs	46,751
Tax benefits not recognized	(775,668)	(324,535)
Net deferred income tax assets (liabilities)	-	-

As at October 31, 2016, the Corporation had approximately $2,730,000 in non-capital loss carry forward available to reduce taxable income for future years. These losses expire as follows:

Expiry date	$
October 31, 2034	133,000
October 31, 2035	1,091,000
October 31, 2036	1,506,000
2,730,000

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

9.	FINANCIAL INSTRUMENTS

The Corporation’s financial instruments consist of c ash, amounts receivable, accounts payable, amounts due to related parties and deferred revenue.

The following table summarizes the carrying values of the Corporation's financial instruments:

	2016	2015
	$	$
FVTPL (i)	2,480,884	117,737
Loans and receivables (ii)	908,900	202,571
Other financial liabilities (iii)	1,416,487	683,142

(i)	Cash
(ii)	Accounts receivable
(iii)	Accounts payable, due to related parties and deferred revenue

The Corporation classifies its fair value measurements in accordance with an established hierarchy that priorities the inputs in valuation techniques used to measure fair value as follows:

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 -	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and
Level 3 -	Inputs that are not based on observable market data

The following table sets for the Corporation's financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	2,480,884	-	-	2,480,884

i)	Credit risk

Credit risk is the risk of financial loss to the Corporation if counter-party to a financial instrument fails to meet its contractual obligations. The Corporation manages credit risk by investing its cash with large Canadian chartered banks. Amounts receivable are monitored on an ongoing basis and as a result the exposure to credit risk is not significant. The maximum exposure to credit risk at the reporting date is the carrying value of the Company’s cash and the amounts receivable.

ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Corporation to interest rate risk with respect to its cash flow. The Corporation did not have any financial instruments with exposure to interest rate risk.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

9.	FINANCIAL INSTRUMENTS (continued)

iii)	Currency risk

The Corporation has not had any transactions in foreign currencies and as a result is not exposed to foreign exchange risk from the Canadian dollar. Foreign exchange risk arises from financing and purchase transactions that are denominated in currency other than the Canadian dollar, which is the functional currency of the Corporation. As at and during the years ended October 31, 2016 and 2015 the Corporation did not hold any cash in foreign currencies.

iv)	Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage as outlined above. As at October 31, 2016 the Corporation has cash of $2,480,884. The continuation of the Corporation depends upon the support of its lenders and equity investors, which cannot be assured. All of the Company’s financial liabilities are subject to normal trade terms and due within one year.

10.	COMMITMENTS

i) The Corporation has entered an administrative services agreement with Numus at a fee of $25,000 per month covering management and administrative services. This agreement has a guaranteed term to May 2018 with a three month cancelation clause thereafter. If subsequently cancelled with three month’s notice, an additional break fee of six months remuneration or $150,000 will be payable to Numus.

The Corporation also has entered an additional services agreement covering, marketing services, rent, accounting services, office and administrative expenses for a monthly fee of $6,600 per month.

ii) The Corporation has entered long-term lease arrangements for the clinic facilities in Toronto, Ottawa, Halifax, St. John’s, Newfoundland and Edmonton for periods ranging from three to seven years. The Corporation has also entered short-term lease arrangements at five other clinic locations.

The minimum annual clinic lease payments for the years ended October 31:

$
2017	318,234
2018	336,223
2019	253,208
2020	193,079
2021	89,859

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

11.	SUBSEQUENT EVENTS

a)	Plan of Arrangement – Reverse Takeover Transaction

On November 9, 2016, the Company and Four River Ventures Ltd. (“Four River”) completed a Plan of Arrangement whereby Four River acquired all of the outstanding common shares of the Company by issuance of 27,546,900 common shares and 545,000 common share purchase warrants of Four River based on a one for one share exchange ratio (the “Transaction”). Upon completion of the Transaction, Four River changed its name to Canabo Medical Inc. (“Canabo Inc.”)

In substance, the Transaction involves the Corporation obtaining control of Four River. As Four River does not meet the definition of a business, under International Financial Reporting Standards the future consolidated financial statements of the combined entity will represent the continuation of the Corporation. The Transaction will be accounted for as a share-based payment by which the Corporation acquired the net liabilities and listing status of Four River.

Four River adopted a financial year end of October 31 as a result of the closing of the Transaction.

b)	Escrow Shares

As a result of the Transaction on November 9, 2016, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement. There was an initial release of 1,376,550 (10%) of the escrowed securities and the remaining 12,388,950 (90%) shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

c)	Stock Options

Subsequent to October 31, 2016, Canabo Inc. granted 1,775,000 stock options to directors, officers, employees and consultants. The options are exercisable at a price of $0.90 per share and expire on November 25, 2021. On February 6, 2017, Canabo Inc. granted an additional 300,000 options to employees and consultants. These options are exercisable at a price of $0.73 per share and expire on February 6, 2022. All options vest over a twenty-four month period.

d)	Warrants

Subsequent to October 31, 2016, Canabo Inc. received proceeds of $67,500 and issued 450,000 common shares on the exercise of 450,000 warrants.

e)	Private Placement Financing

On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSV-V: APH) issuing 6,000,000 common shares at a price of $1.40 per share, to raise gross proceeds of $8,400,000. As a result, Aphria will own approximately 16.6% of the Company. The Company paid a cash commission to Agents equal to 5% of the gross proceeds raised.

CANABO MEDICAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2016 AND 2015
(Expressed in Canadian dollars)

11.	SUBSEQUENT EVENTS (continued)

f)	Patient Operating Agreement

Subsequent to the year ended October 31, 2016, the Company signed a Patient Operating Agreement (“Agreement”) with Peak Pulmonary Consulting Inc. (The “Peak Medical Group”). The Peak Medical Group will provide medical marijuana treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the Agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under the Company’s medical marijuana assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in the Company’s proprietary training protocols will begin immediately. All resulting patients under this Agreement will also be enrolled in the Company’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with the Company. Under the terms of the SEA, Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under the Company’s medical marijuana protocols; or five years from the date of the SEA. At closing, based on a 8-day volume weighted average trading price for the period immediately preceding the execution of the Letter of Intent, the Company will issue up to approximately 1,869,000 common shares (up to 6.4% of the issued and outstanding shares of the Company), representing up to a maximum deemed value of $1,600,000 in the Company’s shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and is subject to TSX Venture Exchange approval.